UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Miromatrix Medical Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

60471P108

(CUSIP Number)

John S. Hess, Jr., Esq.

Executive Vice President and Deputy General Counsel

United Therapeutics Corporation

1735 Connecticut Avenue, N.W.

Washington, D.C. 20009

(202) 483-7000

Copies to:

Stephen I. Glover, Esq.

Alexander L. Orr, Esq.

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.

Washington, D.C. 20036

(202) 955-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 60471P108
1.	Names of Reporting Persons United Therapeutics Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100.0%

14.	Type of Reporting Person (See Instructions) CO
(1) Reflects number of shares beneficially owned immediately after giving effect to the Merger (as described in Items 3 and 6).

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of Common Stock, par value $0.01 per share (“Common Stock”), of Miromatrix Medical Inc., a Delaware corporation (the “Issuer” or the “Company”). The principal executive office of the Issuer is located at 6455 Flying Cloud Drive, Suite 107, Eden Prairie, MN 55344.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by United Therapeutics Corporation, a Delaware public benefit corporation (“United Therapeutics”).

(b) The principal executive office of United Therapeutics is located at 1000 Spring Street, Silver Spring, MD 20910.

(c) United Therapeutics is a biotechnology company focused on the development and commercialization of innovative products to address the unmet medical needs of patients with chronic and life-threatening conditions.

(d)-(e) During the last five years, United Therapeutics has neither (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In accordance with the provisions of Instruction C to Schedule 13D, the information concerning the directors and executive officers of United Therapeutics (collectively, the “Listed Persons”) required by this Item 2 is provided on Schedule I hereto and is incorporated by reference herein. To United Therapeutics’ knowledge, none of the Listed Persons has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 13, 2023, Morpheus Subsidiary Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of United Therapeutics, commenced a tender offer (the “Offer”) to acquire all of the outstanding shares of Common Stock (the “Shares”) in exchange for (a) $3.25 per Share in cash, without interest and less any required tax withholding (the “Cash Consideration”), plus (b) one contingent value right per Share (each, a “CVR” and collectively, the “CVRs”), representing the contractual right to receive a contingent payment of $1.75 per CVR in cash, without interest and less any required tax withholding, upon the achievement of a certain specified milestone (the “Milestone”) on or prior to December 31, 2025, subject to and in accordance with the terms of the Contingent Value Rights Agreement (the “CVR Agreement”), entered into as of December 12, 2023, by and between United Therapeutics and Continental Stock Transfer & Trust Company, a New York corporation (“Continental”) (the Cash Consideration plus one CVR, collectively, the “Offer Consideration”). The Offer expired at one minute after 11:59 p.m., New York City time, on December 11, 2023 (such date and time, the “Expiration Date”).

On December 12, 2023, Purchaser irrevocably accepted for payment 22,876,102 Shares validly tendered and “received” (as defined in Section 251(h) of the Delaware General Corporation Law, as amended (the “DGCL”)) by Continental and not validly withdrawn prior to the Expiration Date. On December 14, 2023, Purchaser irrevocably accepted for payment an additional 39,482 Shares validly tendered prior to the Expiration Date by notice of guaranteed delivery and received by Continental within two Nasdaq trading days after the date of execution of the applicable Notice of Guaranteed Delivery.

The Offer was made pursuant to an Agreement and Plan of Merger, dated as of October 29, 2023, by and among the Company, United Therapeutics, and Purchaser (the “Merger Agreement”), pursuant to which, following the consummation of the Offer, on December 13, 2023, Purchaser was merged with and into the Company in accordance with Section 251(h) of the DGCL (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of United Therapeutics. At the effective time of the Merger (the “Effective Time”), (a) each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) held in the treasury of the Company, (ii) irrevocably accepted for purchase in the Offer or (iii) owned at the commencement of the Offer by Purchaser, United Therapeutics or any direct or indirect wholly owned subsidiary of the Company, Purchaser, or United Therapeutics ((i)-(iii) collectively, the “Excluded Shares”)) converted automatically into the right to receive the Offer Consideration, and (b) each share of common stock, par value $0.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time converted into and became one validly issued, fully paid and non-assessable share of Common Stock. Since there was one share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time, following the Effective Time, there was one share of Common Stock issued and outstanding, which was directly owned by United Therapeutics. This is the sole Schedule 13D filing by the Reporting Person in connection with the Offer and the Merger.

The aggregate Cash Consideration paid by United Therapeutics in the Offer and Merger, together with payments with respect to Company RSUs and In-the-Money Options, was approximately $90.8 million, which was funded out of United Therapeutics’ cash on hand. In addition, United Therapeutics will need approximately $53.7 million to pay the maximum aggregate amount that holders of CVRs may be entitled to receive if the Milestone is achieved on or prior to December 31, 2025. United Therapeutics expects to fund these payments, if any, out of its cash on hand.

The information provided and incorporated by reference in Item 6 is hereby incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction.

United Therapeutics acquired all of the outstanding Shares as a strategic investment. Except as described in this Schedule 13D, neither the Reporting Person, nor, to the best of its knowledge, any of the Listed Persons, has a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The information provided and incorporated by reference in Item 6 is hereby incorporated by reference in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of the cover page of this Schedule 13D and the footnotes thereto are incorporated herein by reference.

(c) Except as described herein, neither the Reporting Person nor, to its knowledge, any of the Listed Persons, has acquired or disposed of any Shares during the past 60 days.

(d) and (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 29, 2023, the Company entered into the Merger Agreement with United Therapeutics and Purchaser, pursuant to which, among other things, subject to the terms and conditions of the Merger Agreement, Purchaser agreed, and United Therapeutics agreed to cause Purchaser, to make the Offer to purchase all of the outstanding Shares in exchange for the Offer Consideration.

The below descriptions of the Merger Agreement and the Support Agreement (as defined below) are intended as a summary only and each is qualified in its entirety by reference to such agreements, each of which are filed as exhibits to this Schedule 13D and incorporated by reference herein. The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference herein. Other than as described in this Schedule 13D, to the best of the Reporting Person’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

The Merger Agreement

The Offer was made pursuant to the Merger Agreement, pursuant to which Purchaser agreed to commence the Offer as promptly as reasonably practicable, and in any event within ten business days of the date of the Merger Agreement. Purchaser’s obligation to accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer was subject to the satisfaction or waiver of certain conditions, including, among other things, prior to the Expiration Date, there having been validly tendered in the Offer and “received” by the “depository” (as such terms are defined in Section 251(h)(6) of the DGCL) and not validly withdrawn, a number of Shares that, together with the Shares, if any, then owned by Purchaser or any of its affiliates (as defined in Section 251(h)(6)), would represent at least a majority of the Shares outstanding. The Merger Agreement provided that each Company stockholder who tendered Shares in the Offer would be entitled to receive the Offer Consideration for each Share validly tendered and not validly withdrawn prior to the Expiration Date.

The Merger Agreement provided that, at the Effective Time, Purchaser would be merged with and into the Company pursuant to Section 251(h) of the DGCL. The Merger was effected on December 13, 2023 and was governed by Section 251(h) of the DGCL. Following the Merger, the separate corporate existence of Purchaser ceased, and the Company continued as the surviving corporation and a wholly owned subsidiary of United Therapeutics.

Pursuant to the Merger Agreement, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares) converted automatically into the right to receive the Offer Consideration. Each Excluded Share was automatically cancelled and ceased to exist, and no consideration was delivered in exchange therefor. There were no Dissenting Shares (as defined in the Merger Agreement).

Pursuant to the Merger Agreement, at the Effective Time, options to purchase Shares (each, a “Company Stock Option”), restricted stock units (each, a “Company RSU”), and warrants to purchase Shares (each, a “Company Warrant”) were treated as follows:

•	In-the-Money Options. At the Effective Time, each Company Stock Option, whether vested or unvested, that was outstanding immediately prior to the Effective Time, and which had an exercise price per Share that was less than the amount of the Cash Consideration (each, an “In-the-Money Option”), was canceled and converted into the right to receive (i) an amount in cash (without interest and less any required withholding tax) equal to the product of (A) the excess of the amount of the Cash Consideration over the exercise price per Share of such In-the-Money Option and (B) the number of Shares subject to such In-the-Money Option (without regard to vesting), and (ii) a number of CVRs equal to the number of Shares subject to such In-the-Money Option immediately prior to the Effective Time (without regard to vesting).

•	Contingent-In-the-Money Options. At the Effective Time, each Company Stock Option, whether vested or unvested, that was outstanding immediately prior to the Effective Time, and which had an exercise price per Share that was equal to or greater than the amount of the Cash Consideration and less than the sum of the amount of the Cash Consideration and the maximum amount payable under a CVR (each, a “Contingent-In-the-Money Option”), was cancelled and converted into the right to receive a number of CVRs equal to the number of Shares underlying such Contingent-In-the-Money Option; provided, that the payment, if any, under each CVR will be reduced by the amount by which the exercise price per Share exceeds the amount of the Cash Consideration. The cancellation of such Contingent-In-the-Money Options did not entitle the holder thereof to receive any Cash Consideration at the Effective Time.

•	Out-of-the-Money Options. At the Effective Time, each Company Stock Option, whether vested or unvested, that was outstanding immediately prior to the Effective Time, and which had an exercise price per Share that was greater than or equal to the sum of the amount of the Cash Consideration and the maximum amount payable under a CVR, was cancelled for no consideration.

•	Company RSUs. At the Effective Time, each Company RSU, whether vested or unvested, that was outstanding immediately prior to the Effective Time, was cancelled and automatically converted into the right of the holder thereof to receive, for each Share underlying such Company RSU (without regard to vesting), the Offer Consideration.

•	Company Warrants. (i) Each Company Warrant that was outstanding immediately prior to the Effective Time, and which had an exercise price per Share that was less than the amount of the Cash Consideration, was treated in the same manner as each In-the-Money Option, (ii) each Company Warrant that was outstanding immediately prior to the Effective Time, and which had an exercise price per Share that was equal to or greater than the amount of the Cash Consideration and less than the sum of the amount of the Cash Consideration and the maximum amount payable under a CVR, was treated in the same manner as each Contingent-In-the-Money Option, and (iii) each Company Warrant that was outstanding immediately prior to the Effective Time, and which had an exercise price per Share that was greater than or equal to the sum of the amount of the Cash Consideration and the maximum amount payable under a CVR, was treated in the same manner as each Out-of-the-Money Option, in each case, including with respect to the form of consideration payable, if any.

A copy of the Merger Agreement is filed as Exhibit A hereto and incorporated by reference herein.

Tender and Support Agreement

On October 29, 2023, in connection with the execution of the Merger Agreement, United Therapeutics and Purchaser entered into a Tender and Support Agreement (the “Support Agreement”) with Jeffrey Ross, James Douglas, Paul Buckman, William Burke, John Erb, Lisa Wipperman Heine and Peter Maag (collectively, the “Supporting Stockholders”), who at such time were the directors and executive officers of the Company. The Supporting Stockholders collectively owned approximately 2.35% of the outstanding Shares as of October 29, 2023.

Pursuant to the Support Agreement, the Supporting Stockholders agreed, among other things, to validly tender or cause to be validly tendered into the Offer (and to not withdraw or cause or permit to be withdrawn), all of the Shares beneficially owned by such Supporting Stockholders (including any additional Shares or other voting securities which a Supporting Stockholder acquired record and/or beneficial ownership of after the date of the Support Agreement). The Supporting Stockholders also agreed to certain transfer restrictions with respect to such Supporting Stockholders’ Shares and to vote all of their Shares, among other things, (a) in favor of the Merger, the adoption of the Merger Agreement, and any other matters relating to and/or necessary for consummation of the Merger and the other transactions contemplated in the Merger Agreement; (b) against any action, proposal, agreement, or transaction made in opposition to or competition with the Merger or the Merger Agreement; and (c) against any other action, agreement or transaction that would or could reasonably be expected to impede, frustrate, interfere with, delay, postpone, or adversely affect the timely consummation of the Offer or Merger or any of the transactions contemplated by the Merger Agreement or the Support Agreement. In furtherance of each Supporting Stockholder’s covenants under the Support Agreement, each Supporting Stockholder agreed to appoint United Therapeutics, the executive officers of United Therapeutics, and any other designee of United Therapeutics, as its irrevocable proxy and attorney-in-fact to vote such Supporting Stockholder’s Shares in accordance with the voting requirements described above. The Support Agreement terminated at the Effective Time in accordance with its terms.

A copy of the Support Agreement is filed as Exhibit B hereto and incorporated by reference herein.

Organizational Documents

Pursuant to the terms of the Merger Agreement, the second amended and restated certificate of incorporation of the Company and the amended and restated bylaws of the Company were amended and restated in their entirety, in each case, effective as of the Effective Time.

Delisting and Deregistration

On December 12, 2023, the Company notified the Nasdaq Stock Market LLC (“Nasdaq”) of the anticipated consummation of the Merger on December 13, 2023 and requested that Nasdaq halt trading of the Common Stock effective as of 8:00 p.m., Eastern time, on December 12, 2023.

On December 13, 2023, the Company notified Nasdaq of the consummation of the Merger and requested that Nasdaq file with the U.S. Securities and Exchange Commission (“SEC”) a Form 25, Notification of Removal from Listing and/or Registration, to delist the Common Stock from Nasdaq and deregister the Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Nasdaq filed the Form 25 with the SEC on December 13, 2023. The Company intends to file a Certification and Notice of Termination of Registration on Form 15 with the SEC requesting the deregistration of the Common Stock under Section 12(g) of the Exchange Act and the suspension of the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act.

Changes in Executive Officers and Directors

In accordance with the terms of the Merger Agreement, (i) each of William Burke, Jeffrey Ross, John Erb, Paul Buckman, Lisa Wipperman Heine and Peter Maag resigned from his or her respective position as a member of the Company’s board of directors, and any committee thereof, effective as of the Effective Time, and (ii) James Edgemond and Paul Mahon became the directors of the Company, effective as of the Effective Time.

In accordance with the terms of the Merger Agreement, the officers of the Purchaser immediately prior to the Effective Time became the officers of the Company from and after the Effective Time, in each case, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified. Following the Effective Time, the executive officers of the Company are as follows: Martine Rothblatt (Chief Executive Officer); Jeffrey Ross (President); Michael Benkowitz (Chief Operating Officer); James Edgemond (Chief Financial Officer and Treasurer); and Paul Mahon (Executive Vice President, General Counsel, and Corporate Secretary).

Item 7.	Material to Be Filed as Exhibits.

A. Agreement and Plan of Merger, dated as of October 29, 2023, by and among Miromatrix Medical Inc., United Therapeutics Corporation, and Morpheus Subsidiary Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on October 30, 2023).

B. Tender and Support Agreement, dated as of October 29, 2023, by and among United Therapeutics Corporation, Morpheus Subsidiary Inc., and certain stockholders of Miromatrix Medical Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on October 30, 2023).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2023

United Therapeutics Corporation

By:	/s/ Paul A. Mahon
Name:	Paul A. Mahon
Title:	General Counsel

Schedule I

The name, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Person are set forth below. The business address of each person listed below is 1000 Spring Street, Silver Spring, MD 20910.

Name	Present Principal Occupation or Employment	Citizenship(s)
Directors
Christopher Causey	Retired	United States
Raymond Dwek	Professor Emeritus, University of Oxford	United Kingdom
Richard Giltner	Private Investor	United States
Katherine Klein	The Edward H. Bowman Professor of Management, The Wharton School of the University of Pennsylvania	United States
Ray Kurzweil	Principal Researcher and AI Visionary, Google LLC	United States
Linda Maxwell	Operating Partner, DCVC, and Physician	United States
Nilda Mesa	Adjunct Professor, Columbia University	United States
Judy Olian	President, Quinnipiac University	United States; Israel
Christopher Patusky	Founding Principal, Patusky Associates, LLC	United States
Martine Rothblatt	Chairperson and Chief Executive Officer, United Therapeutics Corporation	United States; Canada
Louis Sullivan	President Emeritus, Morehouse School of Medicine	United States
Tommy Thompson	President, Thompson Holdings	United States
Executive Officers
Martine Rothblatt	Chairperson and Chief Executive Officer, United Therapeutics Corporation	United States; Canada
Michael Benkowitz	President and Chief Operating Officer, United Therapeutics Corporation	United States
James Edgemond	Chief Financial Officer and Treasurer, United Therapeutics Corporation	United States
Paul Mahon	Executive Vice President, General Counsel, and Corporate Secretary, United Therapeutics Corporation	United States